Exhibit 5.2

June 23, 2014

+1 202 663 6000 (t) +1 202 663 6363 (f) wilmerhale.com

HSBC USA Inc.
452 Fifth Avenue
New York, New York 10018

Re: HSBC USA Inc.

Ladies and Gentlemen:

We have acted as special Maryland counsel to HSBC USA Inc., a Maryland corporation (the “Company”), and are providing this opinion in connection with the offering of $500,000,000 principal amount of the Company’s 1.300% Fixed Rate Notes due 2017, $750,000,000 principal amount of the Company’s 2.250% Fixed Rate Notes due 2019, $750,000,000 principal amount of the Company’s 3.500% Fixed Rate Notes Due 2024 and $250,000,000 principal amount of the Company’s Floating Rate Notes due 2017 (collectively, the “Notes”), pursuant to the Registration Statement on Form S-3 (No. 333-180289) (the “Registration Statement”) and the prospectus dated March 22, 2012, as supplemented by the prospectus supplement dated June 16, 2014 (together, the “Prospectus”). The Notes are to be issued pursuant to the Indenture, dated as of March 31, 2009, as supplemented by the First Supplemental Indenture dated as of March 22, 2012 (together, the “Indenture”), between the Company and Wells Fargo Bank, National Association, as the trustee.

For purposes of our opinion, we have examined and relied upon the Company’s Articles of Incorporation and By-laws, each as amended to date; the proceedings of its Board of Directors; the Indenture; and such other Company documents, agreements and instruments and such questions of law as we have deemed necessary or appropriate for purposes of this opinion. In such examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of the Company), the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the original of such copies.

Based upon the foregoing, we are of the opinion that the Indenture has been duly authorized, executed and delivered by the Company and the Notes have been duly authorized and executed and, when the Notes have been duly authenticated and delivered by the Company against payment therefor, the Notes will have been validly issued by the Company.

The foregoing opinion is limited to the state laws of the State of Maryland as in effect on the date hereof, and we are expressing no opinion as to the effect of the laws of any other jurisdiction or as of any other date. This opinion is rendered solely for the use of the Company in connection with the Offering, provided that Jeanine McHugh, Deputy General Counsel of the

June 23, 2014

Company, may rely on this opinion in rendering her opinion to the Company relating to the enforceability of the Indenture and the Notes.

We consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K filed by the Company and its incorporation by reference into the Registration Statement and to the reference to our name in the Prospectus under the heading “Legal Opinions.” In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Wilmer Cutler Pickering

Hale and Dorr LLP

By: /s/ Thomas W. White

Thomas W. White, partner